UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Form N-8F

Application for Deregistration of Certain Registered Investment Companies.


I.  GENERAL IDENTIFYING INFORMATION

1.  Reason fund is applying to deregister (check only one;
    for descriptions, see Instruction I above):

[X] Merger
[ ] Liquidation
[ ] Abandonment of Registration
    (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company
    (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:  WPG Large Cap Growth Fund

3.  Securities and Exchange Commission File No.:  811-1447

4.  Is this an initial Form N-8F or an amendment to a previously filed
    Form N-8F?

    [X] Initial Application        [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    909 Third Avenue
    31st Floor
    New York, NY 10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Timothy F. Silva
    Wilmer Cutler Pickering Hale and Dorr LLP
    Boston, MA 02109
    617-526-6502

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    Robeco USA, L.L.C.
    909 Third Avenue
    31st Floor
    New York, NY 10022
    212- 908-9882

    The Boston Safe Deposit and Trust Company
    One Boston Place,
    Boston, Massachusetts 02109
    617-722-7000

    PFPC, Inc.,
    P.O. Box 60448
    King of Prussia, PA 19406-0448
    800-223-3332

    PFPC Distributors, Inc.
    760 Moore Road,
    King of Prussia, Pennsylvania 19406

    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rule
    31a-1 and 31a-2 for the periods specified in those rules.

8.  Classification of fund (check only one):

    [X] Management company;
    [ ] Unit investment trust; or
    [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company
    (check only one):

    [X] Open-end          [ ] Closed-end

10. State law under which the fund was organized or formed
    (e.g., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
    Investment Adviser (s):

    Robeco USA, L.L.C. (through its division of Weiss, Peck & Greer Investments) (formerly, Weiss, Peck & Greer, L.L.C.) (as of 2003)

    909 Third Avenue
    31st Floor
    New York, NY 10022
    212- 908-9882

    Former address:
    One New York Plaza
    New York, NY 10004

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    PFPC Distributors, Inc. (f/k/a Provident Distributors, Inc.)
    (as of 2002)
    760 Moore Road,
    King of Prussia, Pennsylvania 19406

    Former address:
    Four Falls Corporate Center, Suite 600, West
    Conshohocken, Pennsylvania 19428-2961

13. If the fund is a unit investment trust ("UIT") provide: N/A

    (a) Depositor's name(s) and address(es):
    (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)? N/A

    [ ] Yes               [X] No

    If Yes, for each UIT state:
    Name(s):
    File No.:
    Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ X] Yes         [ ] No

         If Yes, state the date on which the board vote took place:

         December 16, 2004

         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes          [ ] No

         If Yes, state the date on which the shareholder vote took place:

         April 27, 2005

         If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X] Yes           [ ] No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        April 29, 2005

    (b) Were the distributions made on the basis of net assets?

        [X] Yes           [ ] No

    (c) Were the distributions made pro rata based on share ownership?

        [X] Yes           [ ] No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:
        Were any distributions to shareholders made in kind?

        [ ] Yes           [ ] No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?  N/A

    [ ] Yes          [ ] No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X] Yes          [ ] No

    If No,
    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ] Yes          [X] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

    [ ] Yes          [X] No

    If Yes,
    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in securities?

        [ ] Yes      [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ] Yes          [X] No

    If Yes,
    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENTS(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

        (i)    Legal expenses:  $312,746.45

        (ii)   Accounting expenses:  $17,000.00

        (iii)  Other expenses (list and identify separately):
               $235,723.13   Insurance
               $    997.22   Proxy
               $100,623.42   Prospectus & Filing
               $337,343.77   Total

       (iv)    Total expenses (sum of lines (i)-(iii) above):
               $667,090.22

    (b) How were those expenses allocated?

        See answer to (c) below.

    (c) Who paid those expenses?
        Robeco USA, L.L.C. paid all reasonable and documented expenses associated with the reorganization including expenses listed in 22(a) (i) - (iii) above.

        The total expenses listed in 22(a)(iv) include the expenses associated with the reorganizations for the WPG Core Bond Fund, the WPG Large Cap
        Growth Fund and the WPG Tudor Fund.

    (d) How did the fund pay for unamortized expenses (if any)?
        There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes         [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes         [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes         [X] No

    If Yes, describe the nature and extent of those activities:


VI.   MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

        Robeco WPG Large Cap Growth Fund, a series of The RBB Fund, Inc.

    (b) State the Investment Company Act file number of the fund surviving the Merger: 811- 5518.

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        File No.:    333-122378
        Form Type:   N-14A
        Dated Filed: March 14, 2005

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A


                         VERIFICATION

	The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WPG Large Cap Growth Fund, (ii) he is the Chairman and President of WPG Large Cap Growth Fund, and (iii) all Actions by shareholders, trustees, and any other body necessary to Authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/Daniel S. Vandivort
                                    By:  Daniel S. Vandivort
                                    Chairman and President